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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                       Hallmark Financial Services, Inc.
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                               (Name of Issuer)


                          Common Stock $.03 par value
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                        (Title of Class of Securities)


                                   40624Q104
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                                (CUSIP Number)


                               Thomas G. Berlin
                                37500 Eagle Rd.
                         Willoughby Hills, Ohio 44094
                                 440-951-2655
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 8, 1998
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 40624Q104
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas G. Berlin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,071,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          40,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,071,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          40,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,111,900 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.06%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Page 2
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Item 1.  Security and Issuer.

     The name of the issuer is Hallmark Financial Services, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 14651 Dallas Parkway, Suite 900, Dallas, Texas. The title of the securities to which this Statement relates is the Issuer's Common Stock, par value $0.03 per share (the "Shares").

Item 2.  Identity and Background.


     (a)     The name of the Reporting Person is Thomas G. Berlin.

     (b) The Reporting Person's residence address is 37500 Eagle Road, Willoughby Hills, Ohio, 44094.

     (c) The Reporting Person's principal occupation is investment adviser. The principal business where such employment is conducted is Berlin Financial, Ltd. The address of Berlin Financial is 23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

     (f)     The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased the TGB Shares (as defined in Item 5) not in his capacity as investment adviser, but in his personal capacity and with personal funds. The Reporting Person purchased the TGB Shares at an average price of $.68 per share for a total consideration of approximately $728,484. The purchase price did not consist of borrowed funds.

Item 4.  Purpose of Transaction.

     The Reporting Person purchased the TGB Shares (as defined in Item 5) solely for investment purposes.

     (a) The Reporting person may acquire additional shares or, upon compliance with applicable securities laws, may dispose of any additional shares and/or the Berlin Shares or the TGB Shares at any time in the open market or otherwise.

     (b)-(j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person has beneficial ownership of 1,111,900 Shares (the "Berlin Shares"). The Berlin Shares constitute 10.06% of Shares outstanding as of the Issuer's most recent available filing.

     (b) The Reporting Person has sole power to vote or to direct the vote or to dispose or direct the disposition of 1,071,300 Shares (the "TGB Shares"). The Reporting Person and his spouse, Joy R. Berlin, have the shared power to vote or direct the vote or to dispose or to direct the disposition of 40,600 Shares. Joy R. Berlin's residence is 37500 Eagle Road, Willoughby Hills, Ohio, 44094. Joy R. Berlin is not currently employed. During the last five years, Joy R. Berlin has not been convicted in a criminal proceeding (excluding

                                    Page 3
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traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

     (c) Periodically, since May 8, 1998, the Reporting Person has purchased 80,300 Shares of the TGB Shares at a price per share of approximately $1.02 per share, through a customary broker's transaction.

     (d)     None.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person's wife, Joy R. Berlin, individually, owns 40,600 Shares. Through an understanding between the Reporting Person and Joy R. Berlin, the Reporting Person has beneficial ownership, shared power to dispose or to direct the disposition of and shared power to vote or to direct the vote of such Shares. Joy R. Berlin disclaims beneficial ownership of any of the 1,071,300 TGB Shares.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 2000

                                     By:   /s/ Thomas G. Berlin
                                         --------------------------------
                                               Thomas G. Berlin

                                    Page 5